Exhibit 99.(m)

Male Age 45 Preferred Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Tax Charge	Policy Fee	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	3,000.00	97.50	90.00	656.25	(45.20)	2,111.04
2	2,111.04	3,000.00	97.50	90.00	704.57	(82.94)	4,136.04
3	4,136.04	3,000.00	97.50	90.00	764.40	(119.00)	6,065.14
4	6,065.14	3,000.00	97.50	90.00	818.64	(153.39)	7,905.61
5	7,905.61	3,000.00	97.50	90.00	877.09	(186.12)	9,654.89

End of year 5 cash surrender value            9,654.89            minus            2,565.00      =            7,089.89

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount

(10.26 x 250 = 2,565.00)